CONSENT TO BE NAMED AS A DIRECTOR

   I hereby consent to be named as a person who will become a director of Sinclair Broadcst Group, Inc. (the "Company") at such time as permitted by applicable Federal Communications Commission rules and regulations in registration statements to be filed with the Securities and Exchange Commission by the Company relating to the following:

   the sale by the Company of up to 5,750,000 shares of Class A Common Stock of the Company, and the resale of shares of Class A Common Stock of the Company acquired by certain selling stockholders upon conversion of shares of Series B Preferred Stock of the Company.


Dated:  September 18, 1996                        /s/ Barry Baker
                                                  ----------------------------
                                                  Barry Baker